JPMORGAN INSURANCE TRUST

January 29, 2009

Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Attention: Filing Desk

Re:

JPMorgan Insurance Trust (the “Trust”)

on behalf of JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio

File Nos. 811-7874 and 33-66080

Ladies and Gentlemen:

We hereby submit for filing the definitive proxy statement and form of proxy and voting instructions via EDGAR on behalf of the JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio (the “Portfolio”) of the Trust, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934.

If you have any questions or comments, please call me at (614) 248-7598.

Very truly yours,

/s/ Elizabeth A. Davin, Esq.

Elizabeth A. Davin, Esq.
                Assistant Secretary